UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by CureVac N.V. ("CureVac") to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, Unaudited Interim Condensed Consolidated Financial Statements announcing CureVac’s financial results and business updates as of March 31, 2023 and for the three month periods ended March 31, 2023 and 2022; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes CureVac's financial condition and results of operations as of March 31, 2023 and for the three month periods ended March 31, 2023 and 2022.

The information included in this Form 6-K (including Exhibits 99.1 and 99.2) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

	By:	/s/Alexander Zehnder
Chief Executive Officer

Date: May 30, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three month periods ended March 31, 2023 and 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations